

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2013

Via E-mail
Sergey Solonin
Chief Executive Officer
QIWI plc
12-14 Kennedy Ave.
Kennedy Business Centre, 2nd Floor, Office 203
1087 Nicosia Cyprus

> **Re: QIWI plc**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed April 19, 2013**
> **File No. 333-187579**

Dear Mr. Solonin:

We have reviewed your registration statement and supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit Index, page II-5

Exhibit 5.1 – Opinion of Antis Triantafyllides & Sons LLC

1. Please have counsel delete as inappropriate the Assumptions set forth in paragraphs (c) and (e) on page 2 of the opinion.

2. Please delete as inappropriate the Qualifications set forth in paragraphs (d) and (e) on page 2 of the opinion, or explain why counsel believes such Qualifications do not constitute assumptions of fact material to the opinion. Please refer to Section II.B.3.a of Staff Legal Bulletin No. 19, available on our website.

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

3. Please file a currently dated auditor's consent to the use of its audit report prior to effectiveness of the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Dietrich King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Alexander Karavaev
        QIWI plc

        Michael Zeidel
        Skadden, Arps, Slate, Meagher and Flom LLP